FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 16 August 2004


                               File no. 0-17630


                         CRH - Financial Calendar 2005



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Financial Calendar 2005


N      E      W      S         R      E      L      E       A        S       E


                                                                August 16, 2004



Financial Calendar 2005


The following are the relevant dates for next year:

2004 Results                          Tuesday, March 1, 2005

Annual General Meeting                Wednesday, May 4, 2005

2005 Interim Results                  Tuesday, August 30, 2005


           Note: 2004 Interim Results are on Tuesday, August 31, 2004


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland Tel: +353 1 404 1000 Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date:  16 August 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director